

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via Facsimile
Darin G. Holderness
Chief Financial Officer
Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701

> **Re: Concho Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2013**
> **File No. 1-33615**

Dear Mr. Holderness:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ A.N. Parker

        Anne Nguyen Parker
        Branch Chief